EXHIBIT 99.1

IN THE CIRCUIT COURT FOR BALTIMORE CITY, MARYLAND

IN RE MPG OFFICE TRUST INC. PREFERRED SHAREHOLDER LITIGATION	) ) ) ) ) ) )	Consolidated Case No. 24-C-13-004097

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding (“MOU”) is entered into as of March 30, 2015, by and among the undersigned counsel for the parties to the action captioned In re MPG Office Trust Inc. Preferred Shareholder Litigation, Consol. Case No. 24-C-13-004097 (the “Action”) pending before the Circuit Court for Baltimore City, Maryland (the “Court”). Plaintiff G&M Cohen Limited Partnership (“Cohen Partnership” or “Plaintiff”) is a party hereto. The defendants in the Action are Robert M. Deutschman, Christine N. Garvey, Michael J. Gillfillan, Edward J. Ratinoff, Joseph P. Sullivan, George A. Vandeman, Paul M. Watson, and David L. Weinstein (collectively, the “Individual Defendants”), Brookfield DTLA Fund Office Trust Investor Inc., Brookfield Office Properties Inc., Brookfield DTLA Holdings LLC, Brookfield DTLA Fund Office Trust Inc., Brookfield DTLA, Inc., DTLA Fund Holding Co., and Brookfield DTLA Fund Properties Holding Inc. (collectively, the “Brookfield Defendants,” and, with the Individual Defendants, the “Defendants,” and with each of Defendants and Plaintiff a “Party” and together the “Parties”).
WHEREAS, on April 25, 2013, MPG Office Trust, Inc. (“MPG”), the predecessor in interest to Brookfield DTLA Fund Office Trust Investor Inc., announced that it had entered into the Merger Agreement dated April 24, 2013 pursuant to which a newly formed fund controlled by Brookfield Office Properties Inc. would acquire MPG (the “Merger”) and a subsidiary to Brookfield Office Properties Inc. would commence a tender offer to purchase all of MPG’s

7.625% Series A Cumulative Redeemable Preferred Stock (the “MPG Preferred Stock”) for $25.00 per share in cash, without interest (the “Tender Offer” and with the Merger, the “Transaction”);
WHEREAS, following the announcement of the Transaction, on June 20, 2013 and July 2, 2013, respectively, two putative class action lawsuits were filed in the Court, Cohen v. MPG Office Trust, Inc., et. al., Case No. 24-C-13-004097 (the “Cohen Action”), and Donlan v. Weinstein, et al., Case No. 24‑C13-004293 (the “Donlan Action”);
WHEREAS, the Cohen Action and the Donlan Action each challenged the exclusion of accrued and unpaid dividends from the Tender Offer price and the conversion of MPG Preferred Stock not tendered in the Tender Offer to Series A Preferred Stock of Brookfield DTLA Fund Office Trust Investor Inc. (the “Series A Preferred Stock”) upon the consummation of the Merger;
WHEREAS, on June 25, 2013, Plaintiff Cohen Partnership filed its motion for a preliminary injunction or, in the alternative, a temporary restraining order (the “Cohen Injunction Motion”) and brief in support thereof as well as a motion to shorten time and for an expedited briefing schedule on its motion (the “Cohen Expedition Motion”);
WHEREAS, on June 27, 2013, Defendants filed their brief in opposition to Plaintiff Cohen Partnership’s Expedition Motion;
WHEREAS, on July 2, 2013, Plaintiff Cohen Partnership filed its reply brief in further support of the Cohen Expedition Motion;
WHEREAS, pursuant to an agreement between counsel for plaintiffs in the Cohen Action and the Donlan Action, the Cohen Injunction Motion became the operative injunctive motion in this Action and is hereafter referred to as “Plaintiffs’ Injunction Motion”;

WHEREAS, on July 8, 2013, the Court held a telephonic scheduling conference in which it scheduled a preliminary injunction hearing for July 24, 2013 after receiving commitments from Defendants that the Transaction would not close until such hearing;
WHEREAS, on July 15, 2013, plaintiffs in the Cohen Action and the Donlan Action jointly filed an Amended Class Action Complaint in this Court, incorporating additional allegations regarding Defendants’ public disclosures concerning the Tender Offer and Merger;
WHEREAS, on July 15, 2013, the Parties filed a Stipulation and Consent Order permitting EJF Debt Opportunities Master Fund, L.P. and EJF Debt Opportunities Master Fund II (collectively, “EJF Capital Funds”) to intervene in this Action in order to file a memorandum in support of Plaintiffs’ Injunction Motion and a reply brief to the Defendants’ oppositions, and to participate in the Court hearing on the motion;
WHEREAS, on July 15, 2013, EJF Capital Funds filed a Memorandum of Points and Authorities in Support of Plaintiffs’ Motion for Preliminary Injunction;
WHEREAS, on July 16, 2013, Defendants filed briefs in opposition to Plaintiffs’ Injunction Motion;
WHEREAS, on July 17, 2013, plaintiffs in the Cohen Action and the Donlan Action filed a motion for a temporary restraining order together with a motion to shorten time on their motion for a temporary restraining order, which the Court heard and denied on the same day;
WHEREAS, on July 19, 2013, plaintiffs in the Cohen Action and the Donlan Action filed a reply brief in further support of their Injunction Motion;
WHEREAS, also on July 19, 2013, the Court entered a Stipulation and Order for the Consolidation of Related Actions and Organization of Plaintiffs’ Counsel, which consolidated the Cohen Action and the Donlan Action into a single action styled In Re MPG Office Trust, Inc.

Preferred Shareholder Litigation, Consolidated Case No. 24-C-13-004097, and appointed Kessler Topaz Meltzer & Check, LLP as Lead Counsel, Saxena White P.A. and Levi & Korsinsky LLP as members of an Executive Committee and Goldman & Minton P.C. as Liaison Counsel;
WHEREAS, pursuant to the July 19, 2013 Stipulation and Order for the Consolidation of Related Actions and Organization of Plaintiffs’ Counsel, Lead Counsel has the authority to negotiate a settlement of the Action subject to approval of the Court;
WHEREAS, on July 22, 2013, EJF Capital Funds filed its reply memorandum in support of Plaintiffs’ Injunction Motion;
WHEREAS, following the hearing on July 24, 2013, the Court denied Plaintiffs’ Injunction Motion;
WHEREAS, the Tender Offer closed on October 14, 2013, with 3.832% of the MPG Preferred Stock tendered;
WHEREAS, the Merger closed on October 15, 2013 and those shares of MPG Preferred Stock not tendered were exchanged for and converted into Series A Preferred Stock of Brookfield DTLA Fund Office Trust Investor Inc. (the “Brookfield DTLA Preferred Stock”);
WHEREAS, on November 22, 2013, plaintiffs in the Action filed their Second Amended Class Action Complaint (the “Second Amended Complaint”), challenging the conversion of shares of MPG Preferred Stock into the Brookfield DTLA Preferred Stock;
WHEREAS, on December 20, 2013, Defendants moved to dismiss the Second Amended Complaint;
WHEREAS, on January 31, 2014, plaintiffs in the Action filed their brief in opposition to Defendants’ motion to dismiss;

WHEREAS, on February 28, 2014, Defendants filed their reply brief in further support of their motion to dismiss;
WHEREAS, on June 18, 2014, the Court heard oral argument on Defendants’ motion to dismiss the Second Amended Complaint;
WHEREAS, from June 18, 2014 to the date of this Memorandum, Lead Counsel and counsel for the Brookfield Defendants have engaged in numerous arm’s-length discussions on behalf of the Parties towards a possible resolution of this Action;
WHEREAS, on October 21, 2014, the Parties wrote to the Court to jointly request that it temporarily refrain from deciding Defendants’ motion to dismiss in order to facilitate progress in their settlement discussions;
WHEREAS, following those discussions and extensive negotiations, the Parties have reached an agreement-in-principle concerning the proposed settlement of the Action, as set forth herein;
WHEREAS, Defendants each have denied, and continue to deny, that they have committed or aided and abetted in the commission of any violation of law or breaches of duty or engaged in any of the wrongful acts alleged in the Action, and expressly state that they complied with their statutory, fiduciary, disclosure, and other duties, and that they are entering into this MOU solely to eliminate the risk, burden, and expense of further litigation;
WHEREAS, Defendants have consented to the conditional certification of the Action as a non opt-out class action pursuant to Maryland Rules 2-231(a), 2-231(b)(1) and (b)(2), for settlement purposes only, as defined in paragraph 2(b) as the Class;
WHEREAS, Defendants acknowledge that the terms of the settlement set forth in this MOU resulted from the pendency and prosecution of the Action;

Plaintiff Cohen Partnership and Lead Counsel believe that the claims asserted in the Action have merit, that the entry by Plaintiff Cohen Partnership, through Lead Counsel, into this MOU is not an admission as to the lack of merit of any claims asserted in the Action, and that Plaintiff Cohen Partnership, through Lead Counsel, is entering into the settlement set forth in this MOU only to secure substantial relief for the Class (as defined below) and to eliminate the risk, burden, and expense of further litigation, and because they believe that the Dividend Payment (as defined below) will provide the Class with substantial benefits achievable only through this litigation; and
WHEREAS, Plaintiff Cohen Partnership and Lead Counsel believe that the terms contained in this MOU are fair and adequate to the Class and that it is reasonable to pursue a settlement of the Action based upon the substantial benefits and protections offered herein;
NOW THEREFORE, the Parties reach the following agreement-in-principle intended to be a full and final resolution of the Released Claims (as defined below) (as described below, the “Settlement”):
1.Brookfield DTLA Fund Office Trust Investor Inc. will pay a dividend of $2.25 per share of previously accrued and unpaid dividends to all holders of record of Brookfield DTLA Preferred Stock as of a record date to be set promptly following entry of an order and final judgment by the Court granting final approval of the Settlement and dismissal with prejudice of the Action and the affirmance of such approval on appeal or the expiration of the time to take any further appeal (the “Record Date”), which will be paid twenty (20) days thereafter (the “Dividend Payment”). The Dividend Payment will reduce the accrued and unpaid dividends owed on the Brookfield DTLA Preferred Stock.

2.    The parties to the MOU will attempt in good faith to agree upon and execute as soon as practicable from the date hereof, but in all events in no more than forty‑five (45) days, an appropriate stipulation of settlement (the “Stipulation”) and such other documentation as may be required in order to obtain final Court approval of the Settlement and the dismissal of the Action upon the terms set forth in this MOU (collectively, the “Settlement Documents”). The Stipulation shall expressly provide, inter alia, for:
a.entry of a judgment of dismissal with prejudice against all Defendants without the award of any damages, costs, fees or the grant of any further relief except for the Settlement relief and the award of fees and expenses pursuant to paragraph 6 of the MOU;
b.for settlement purposes, certification of a non opt-out class, pursuant to Maryland Rules 2-231(a), 2-231(b)(1) and (b)(2), consisting of any and all record holders or beneficial owners of MPG Preferred Stock who held or beneficially owned such stock at any time during the period beginning on and including April 24, 2013 through and including the date of consummation of the Merger, October 15, 2013, excluding Defendants and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants, including any persons who served as executive officers of MPG beginning in April 2013 (the “Class”);
c.    the full and final release, dismissal, discharge, relinquishment and compromise of any and all claims, demands, losses, rights, actions, causes of action, liabilities, obligations, duties, judgments, suits, costs, expenses, matters and issues known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, liquidated or unliquidated, matured or unmatured, accrued or unaccrued, apparent or unapparent, of any kind or nature whatsoever for damages, injunctive relief, or any other remedies, that have been asserted, could have been asserted, or in the future could or might be asserted in the Action or in any court, tribunal, forum or proceeding (including, but not limited to, any claims arising under federal, state or foreign law, common law, statute, rule, or regulation relating to alleged fraud, breach of any duty, negligence, violation of the federal securities law, or otherwise, and including all claims within the exclusive jurisdiction of the federal courts), by or on behalf of plaintiffs in the Action or any member of the Class, whether individual, direct, class, derivative, representative, legal, equitable or any other type or in any other capacity (collectively, the “Releasing Persons”) against Defendants and all of their families, parent entities, controlling persons, associates, affiliates, successors or subsidiaries and each and all of their respective present or past heirs, executors, estates, administrators, predecessors, successors, stockholders, assigns, parents, subsidiaries, associates, affiliates, employers, employees, agents, consultants, insurers, directors, managing directors, officers, partners, partnerships, principals, limited liability companies, members, attorneys, bankers, consultants, trustees, insurers, co-insurers, reinsurers, accountants, financial or other advisors, investment bankers, underwriters, lenders, auditors, and any other representatives of any of these persons or entities (the “Released Persons”) (or any of them) that have arisen, could have arisen, arise now or hereafter arise from, or relate in any manner to, the allegations, conduct, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, mistakes, errors, omissions or any other matter, thing or cause whatsoever, referred to by, set forth in, or arising out of or otherwise related directly or indirectly to the Action, the Merger, the Tender Offer or the exchange and conversion of MPG Preferred Stock, including without limitation, any disclosures, non-disclosures or public statements made in connection with any of the foregoing, except claims to enforce the Settlement, the Stipulation or the MOU (collectively, the “Released Claims”);

d.    release of plaintiffs in the Action, their counsel, their advisors and the Class for all claims arising out of the initiation, litigation, and resolution of the Action, except claims to enforce the Stipulation, the Settlement or the MOU;
e.    the Parties being obligated to use their best efforts to obtain court approval of the Settlement and a dismissal with prejudice of the Action; and
f.    such other terms and conditions not inconsistent with the foregoing that are customary for the settlement of actions of this type.
3.    The Stipulation and the Settlement shall be subject to:
a.the completion of discovery by plaintiffs to confirm the fairness, reasonableness and adequacy of the Settlement as further outlined in paragraph 9 of this MOU;
b.the dismissal with prejudice against all Defendants without the award of any damages, costs, fees or the grant of any further relief except for the relief provided herein and the award of fees and expenses pursuant to paragraph 6 of the MOU;
c.the entry of a final judgment in the Action approving the Settlement and providing for the dismissal with prejudice of the Action and approving the grant of a release by the Class to the Defendants of the Released Claims as more fully described in paragraph 2(c) of the MOU;
d.the inclusion in the final judgment of a provision enjoining all members of the Class or Releasing Persons from asserting any of the Released Claims;
e.such final judgment and dismissal of the Action being finally affirmed on appeal or such final judgment and dismissal not being subject to appeal (or further appeal) by lapse of time or otherwise.

4.    The Court shall retain jurisdiction regarding the implementation and enforcement of all aspects of the Settlement, including a determination and award of plaintiffs’ attorneys’ fees and expenses. In the event that the conditions set forth in paragraph 3 are not satisfied, the existence of this MOU or the Stipulation, the contents of either document, and any negotiations, statements or proceedings in connection therewith shall not be deemed a presumption, concession or admission by any plaintiff or Defendant of any fault, liability or wrongdoing or lack of any fault, liability or wrongdoing as to any facts or claims alleged or asserted in the Action or in any other action or proceeding (whether civil, criminal or administrative). The existence of the MOU or the Stipulation, the contents of either document, and any negotiations, statements or proceedings in connection therewith shall not be admissible as evidence or referred to for any purpose in this matter or in any other action or proceeding (whether civil, criminal or administrative), except as may be necessary (a) to enforce the Settlement; (b) to seek a stay of this Action pending submission of the Settlement for approval by the Court; or (c) to explain to the Court or any member of the Class why the Settlement was not consummated in the event that it is terminated. This provision shall remain in force in the event the Settlement is terminated.
5.    All costs and expenses of providing notice of the Settlement to the Class, as required by the Court, and all costs and expenses concerning the administration of the Settlement shall be paid by Defendants.
6.    Defendants acknowledge that, subject to the terms and conditions of the settlement, plaintiffs’ counsel are entitled to be paid, and Lead Counsel will file a petition seeking the Court’s award of, reasonable attorneys’ fees, and reimbursement of reasonable and necessary expenses incurred by plaintiffs’ counsel, for their efforts in prosecuting the Action and in achieving the benefits of the Settlement described in this MOU. Defendants further acknowledge that such fees and expenses shall be paid separately and in addition to the Dividend Payment. Having reached an agreement on the Settlement’s material terms, the Parties will negotiate in good faith regarding the amount of attorneys’ fees and expenses to be paid to Lead Counsel, on behalf of all plaintiffs’ counsel, subject to approval by the Court. If the Parties are unable to reach agreement regarding a reasonable award of fees and reimbursement of reasonable expenses, the Parties intend to, and do, preserve all arguments in connection with any petition for attorneys’ fees and expenses by plaintiffs’ counsel to the extent that such arguments do not directly contradict the facts set forth herein. Defendants reserve the right to oppose any such petition. All such fees and expenses that are awarded by the Court shall be paid by or on behalf of Defendants by Brookfield DTLA Fund Office Trust Investor Inc., or its successor or assignee, within ten (10) business days of entry of an order approving such award notwithstanding the existence of objections thereto, or the potential for appeal therefrom, subject to plaintiffs’ counsel’s joint and several obligation to repay such fees and expenses in full in the event that one of the conditions set forth in paragraph 3 is not satisfied or in the event of reversal of such an award, or in the appropriate amount in the event of reduction of such an award. Approval of such fee application shall not be a condition to approval of the Settlement.
7.    Except as expressly and specifically provided herein, Defendants shall bear no expenses, costs, damages or fees alleged or incurred by plaintiffs, any member of the Class, or by any of their attorneys, experts, advisors, agents or representatives. Court approval of the Settlement is not in any way conditioned on Court approval of Lead Counsel’s application for fees and expenses.

8.    Lead Counsel represents and warrants that none of the claims or causes of action asserted in this Action, referred to in this MOU or that could have been alleged in the Action have been assigned, encumbered or in any manner transferred in whole or in part.
9.    Lead Counsel shall have the opportunity to conduct such reasonable discovery, including document discovery and depositions, as they believe in good faith is appropriate and necessary and as agreed to by the Parties to confirm the fairness and reasonableness of the terms of this Settlement (the “Confirmatory Discovery”). The Parties agree to use their reasonable best efforts to conduct any Confirmatory Discovery within forty‑five (45) days after the execution of this MOU.
10.    Upon the execution of this MOU, the Parties agree to jointly request that the Court stay any further proceedings in the Action pending submission of the Settlement for the Court’s approval, except for discovery as provided in paragraph 9 herein. The Parties further agree (i) not to initiate any proceedings other than those incident to effecting the Settlement and Confirmatory Discovery and (ii) to hold in abeyance any pending requests for relief (including, but not limited to, motions to dismiss the Action) pending the Court’s approval of the Settlement. The Parties also agree to use their best efforts to prevent, stay or seek dismissal of or oppose entry of any interim or final relief in favor of any member of the Class in any other litigation against any of the Parties to this MOU, which challenges the Settlement or the Transaction or otherwise involves, directly or indirectly, a Released Claim.
11.    As soon as practicable after the execution of this MOU, counsel for the Parties shall inform the Court of the execution of this MOU and shall inform the Court that they will seek to present the Settlement as soon as practicable.

12.    This MOU and the Settlement provided for herein shall be null and void and of no force and effect if any of the conditions set forth in paragraph 3 is not met. Further, this MOU shall be of no further force or effect upon the execution of a Stipulation, which shall supersede the terms of this MOU. Neither the MOU nor the Stipulation shall be admissible in evidence except to enforce their terms.
13.    This MOU constitutes the entire agreement among the parties with respect to the subject matter hereof, and may not be amended nor may any of its provisions be waived except by a writing signed by all of the Parties hereto.
14.    This MOU may be executed in counterparts and transmitted by facsimile, via e-mail as a PDF file, or as an original signature by any of the signatories hereto, and as so executed shall constitute one agreement.
15.    This MOU and the Settlement contemplated by it shall be governed by and construed in accordance with the laws of the state of Maryland, without regard to conflict of laws principles.
16.    Each of the attorneys executing this MOU has been duly empowered and authorized by his/her respective client(s) to do so.
17.    This MOU shall be binding upon and shall inure to the benefit of the Parties and their respective agents, successors, executors, heirs and assignees.

Dated: March 30, 2015

Of Counsel:

SAXENA WHITE P.A.
Joseph E. White III
Jonathan M. Stein
Lester Hooker
Adam Warden
2424 N. Federal Highway, Suite 257
Boca Raton, FL 33431
Tel: (561) 394-3399
Fax: (561) 394-3382

Counsel for the G&M Cohen Limited
Partnership and Executive Committee Member
for the Consolidated Action

GOLDMAN & MINTON, P.C.

/s/ THOMAS J. MINTON
Thomas J. Minton
1500 Union Avenue, Suite 2300
Baltimore, MD 21211
Tel: (410) 783-7575
Fax: (410) 783-1711
tminton@charmcitylegal.com

Plaintiffs’ Liaison Counsel

KESSLER TOPAZ
MELTZER & CHECK, LLP

/s/ MICHAEL WAGNER
Lee Rudy
Michael Wagner
J. Daniel Albert
Leah Heifetz
280 King of Prussia Road
Radnor, PA 19087
Tel: (610) 667-7706
Fax: (610) 667-7056

Plaintiffs’ Lead Counsel

Of Counsel:

FRIED, FRANK, HARRIS, SHRIVER
    & JACOBSON LLP
Gregg L. Weiner
One New York Plaza
New York, New York 10004
Tel: (212) 859-8579
Fax: (212) 859-4000
Gregg.Weiner@friedfrank.com

Of Counsel:

LATHAM & WATKINS LLP
Michele D. Johnson
650 Town Center Drive
20th Floor
Costa Mesa, CA 92626-1925
Tel: (714) 540-1235
Fax: (714) 755-8290
MICHELE.JOHNSON@LW.com

MILES & STOCKBRIDGE P.C.

/s/ WILLIAM M. KRULAK JR.
William M. Krulak, Jr.
100 Light Street
Baltimore, MD 21202
Tel: (410) 727-6464
Fax: (410) 385-3700
wkrulak@MilesStockbridge.com

Counsel for Defendants Brookfield Office
Properties Inc., Brookfield DTLA Holdings
LLC, Brookfield DTLA Fund Office Trust
Investor Inc., Brookfield DTLA Fund Office
Trust, Inc. and Brookfield DTLA Fund
Properties LLC

VENABLE LLP

/s/ G. STEWART WEBB JR.
G. Stewart Webb, Jr.
Maria E. Rodriguez
750 E. Pratt Street
Suite 900
Baltimore, MD 21202
Tel: (410) 244-7565
Fax: (410) 244-7742
gswebb@venable.com
merodriguez@venable.com

Counsel for Defendants MPG Office Trust, Inc.,
Paul M. Watson, Robert M. Deutschman,
Christine N. Garvey, Michael J. Gillfillan,
Edward J. Ratinoff, Joseph P. Sullivan,
George A. Vandeman, and David L. Weinstein